EXHIBIT 12.1


                              THE FINOVA GROUP INC.
            COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in Thousands)


                                  As of and for the Year Ended December 31,
                            ----------------------------------------------------
                              1998       1997       1996       1995       1994
                            --------   --------   --------   --------   --------
Income from continuing
operations before income
taxes                       $282,009   $226,178   $185,822   $150,834   $122,863

Add fixed charges

   Interest expense          479,360    416,093    366,543    337,814    210,001

One-third of rent expense      3,854      2,789      2,368      2,084      2,053
                            --------   --------   --------   --------   --------

Total fixed charges          483,214    418,882    368,911    339,898    212,054
                            --------   --------   --------   --------   --------

Income as adjusted          $765,223   $645,060   $554,733   $490,732   $334,917
                            --------   --------   --------   --------   --------

Ratio of income to fixed
charges                         1.58       1.54       1.50       1.44       1.58
                            ========   ========   ========   ========   ========
Preferred stock dividends
on a pre-tax basis          $  6,325   $  6,676       --         --         --

   Total combined fixed
   charges and preferred
   stock dividends          $489,539   $425,558   $368,911   $339,898   $212,054
                            --------   --------   --------   --------   --------
Ratio of income to
combined fixed charges and
preferred stock dividends
                                1.56       1.52       1.50       1.44       1.58
                            ========   ========   ========   ========   ========